Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2023 and 2022

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

(Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited) (Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended June 30,
	Notes	2023	2022
Revenue	3(a)(c)	$60,006	$63,592
Cost of mine operations
Production costs		24,298	26,144
Depreciation and amortization		7,663	7,558
Mineral resource taxes		1,366	1,540
Government fees and other taxes	4	657	784
General and administrative	5	2,721	2,664
		36,705	38,690
Income from mine operations		23,301	24,902
Corporate general and administrative	5	3,650	3,557
Property evaluation and business development		109	132
Foreign exchange loss (gain)		2,227	(1,656)
(Gain) loss on investments	9	(1,086)	2,671
Share of loss in associates	10	640	728
(Gain) loss on disposal of plant and equipment	12	(5)	269
Other income		(234)	(170)
Income from operations		18,000	19,371

Finance income	6	1,494	1,322
Finance costs	6	(60)	(522)
		19,434	20,171

Income tax expense	7	6,221	6,087
Net income		$13,213	$14,084

Attributable to:
Equity holders of the Company		$9,217	$10,169
Non-controlling interests	18	3,996	3,915
		$13,213	$14,084

Earnings per share attributable to the equity holders of the Company Basic earnings per share		$0.05	$0.06
Diluted earnings per share		$0.05	$0.06
Weighted Average Number of Shares Outstanding - Basic		176,927,547	177,245,037
Weighted Average Number of Shares Outstanding - Diluted		179,847,745	179,583,285

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive loss

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2023	2022
Net income		$13,213	$14,084
Other comprehensive (loss) income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(18,417)	(28,846)
Share of other comprehensive income (loss) in associate	10	55	(398)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	9	(114)	(951)
Other comprehensive loss, net of taxes		$(18,476)	$(30,195)
Attributable to:
Equity holders of the Company		$(14,500)	$(25,459)
Non-controlling interests	18	(3,976)	(4,736)
		$(18,476)	$(30,195)
Total comprehensive loss		$(5,263)	$(16,111)
Attributable to:
Equity holders of the Company		$(5,283)	$(15,290)
Non-controlling interests		20	(821)
		$(5,263)	$(16,111)

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

	Notes	As at June 30, 2023	As at March 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	21	$143,278	$145,692
Short-term investments	8	57,322	57,631
Trade and other receivables		1,606	1,806
Inventories		6,819	8,343
Due from related parties	19	64	88
Income tax receivable		25	582
Prepaids and deposits		5,390	4,906
		214,504	219,048
Non-current Assets
Long-term prepaids and deposits		886	871
Reclamation deposits		6,594	6,981
Other investments	9	20,470	15,540
Investment in associates	10	51,225	50,695
Investment properties	11	470	-
Plant and equipment	12	76,904	80,059
Mineral rights and properties	13	293,766	303,426
Deferred income tax assets		200	179
TOTAL ASSETS		$665,019	$676,799
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$38,836	$36,737
Current portion of lease obligation	14	277	269
Deposits received		5,486	4,090
Income tax payable		374	144
		44,973	41,240
Non-current Liabilities
Long-term portion of lease obligation	14	254	314
Deferred income tax liabilities		46,417	48,096
Environmental rehabilitation	15	6,898	7,318
Total Liabilities		98,542	96,968
Equity
Share capital		256,675	255,684
Equity reserves		(10,636)	3,484
Retained earnings		236,888	229,885
Total equity attributable to the equity holders of the Company		482,927	489,053
Non-controlling interests	18	83,550	90,778
Total Equity		566,477	579,831
TOTAL LIABILITIES AND EQUITY		$665,019	$676,799

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2023	2022
Cash provided by
Operating activities
Net income		$13,213	$14,084
Add (deduct) items not affecting cash:
Finance costs	6	60	522
Income tax expense	7	6,221	6,087
Depreciation, amortization and depletion		8,088	8,025
(Gain) loss on investments	9	(1,086)	2,671
Share of loss in associates	10	640	728
Loss on disposal of plant and equipment		(5)	269
Share-based compensation	16(b)	1,371	1,172
Reclamation expenditures		(47)	(8)
Income taxes paid		(4,533)	(2,297)
Interest paid	6	(7)	(14)
Changes in non-cash operating working capital	21	4,966	8,937
Net cash provided by operating activities		28,881	40,176
Investing activities
Plant and equipment
Additions		(3,214)	(2,167)
Proceeds on disposals	12	124	-
Mineral rights and properties
Capital expenditures		(11,885)	(15,918)
Reclamation deposits
Paid		(15)	(16)
Other investments
Acquisition	9	(3,594)	(1,770)
Proceeds on disposals	9	70	504
Investment in associates	10	-	(570)
Short-term investment
Purchase		(8,552)	(62,007)
Redemption		5,950	90,944
Principal received on lease receivable	14	-	55
Net cash used in investing activities		(21,116)	9,055
Financing activities
Principal payments on lease obligation	14	(64)	(168)
Cash dividends distributed	16(e)	(2,214)	(2,216)
Non-controlling interests
Distribution	18	(7,248)	(3,627)
Common shares repurchased as part of normal course issuer bid		-	(881)
Net cash used in financing activities		(9,526)	(6,892)
Effect of exchange rate changes on cash and cash equivalents		(653)	(5,380)
Increase (decrease) in cash and cash equivalents		(2,414)	36,959
Cash and cash equivalents, beginning of the period		145,692	113,302
Cash and cash equivalents, end of the period		$143,278	$150,261
Supplementary cash flow information	21

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves				Total equity attributable to the
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114
Restricted share units vested		214,375	1,094	(1,094)	-	-	-	-	-	-
Share-based compensation		-	-	1,172	-	-	-	1,172	-	1,172
Dividends declared		-	-	-	-	-	(2,216)	(2,216)	-	(2,216)
Common shares repurchased as part of normal course issuer bid		(334,990)	(881)	-	-	-		(881)		(881)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,627)	(3,627)
Comprehensive income		-	-	-	-	(25,459)	10,169	(15,290)	(821)	(16,111)
Balance, June 30, 2022		176,985,184	$255,657	$19,447	$25,834	$(27,412)	$221,655	$495,181	$103,270	$598,451
Restricted share units vested		289,328	1,224	(1,224)	-	-	-	-	-	-
Share-based compensation		-	-	2,670	-	-	-	2,670	-	2,670
Dividends declared		-	-	-	-	-	(2,209)	(2,209)	-	(2,209)
Common shares repurchased as part of normal course issuer bid		(503,247)	(1,197)	-	-	-	-	(1,197)	-	(1,197)
Distribution to non-controlling interests		-	-	-		-	-	-	(7,253)	(7,253)
Comprehensive income		-	-	-	-	(15,831)	10,439	(5,392)	(5,239)	(10,631)
Balance, March 31, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		241,777	991	(991)	-	-	-	-	-	-
Share-based compensation	16(b)	-	-	1,371	-	-	-	1,371	-	1,371
Dividends declared	16(e)	-	-	-	-	-	(2,214)	(2,214)	-	(2,214)
Distribution to non-controlling interests	18	-	-	-	-	-	-	-	(7,248)	(7,248)
Comprehensive income (loss)		-	-	-	-	(14,500)	9,217	(5,283)	20	(5,263)
Balance, June 30, 2023		177,013,042	$256,675	$21,273	$25,834	$(57,743)	$236,888	$482,927	$83,550	$566,477

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company’s audited consolidated financial statements for the year ended March 31, 2023. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2023. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2023 with the exception of the mandatory adoption of certain amendments noted below.

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated August 9, 2023.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	New Accounting Standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	June 30, 2023	March 31, 2023	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.1%	46.1%
Infini Metals Inc.	Holding company	BVI	46.1%	46.1%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	46.1%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	46.1%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	46.1%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	77.5%	Kuanping

(i)	British Virgin Islands (“BVI”)

(d)	Critical Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2023.

3.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operating segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operating Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Huawei	Ying Mining District
Guangdong	Guandong Found	GC
Other	Yunxiang, Xinbaoyuan, and Infini Resources S.A de C.V	BYP, Kuanping, Las Yesca
Adminstravtive
Vancouver	Silvercorp Metals Inc. and holding companies
Bejing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for operating results is as follows:

Three months ended June 30, 2023
	Mining			Administrative
	Henan
Statement of income:	Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$50,576	$9,430	$-	$-	$-	$60,006
Costs of mine operations	(28,861)	(7,757)	(87)	-	-	(36,705)
Income from mine operations	21,715	1,673	(87)	-	-	23,301

Operating expenses	146	76	(105)	(499)	(4,919)	(5,301)
Impairment of mineral rights and properties	-	-	-	-	-	-
Finance items, net	581	134	(7)	40	686	1,434
Income tax expenses	(3,758)	32	-	-	(2,495)	(6,221)
Net income (loss)	$18,684	$1,915	$(199)	$(459)	$(6,728)	$13,213

Attributable to:
Equity holders of the Company	14,638	1,896	(130)	(459)	(6,728)	9,217
Non-controlling interests	4,046	19	(69)	-	-	3,996
Net income (loss)	$18,684	$1,915	$(199)	$(459)	$(6,728)	$13,213

Three months ended June 30, 2022
	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$52,962	$10,630	$-	$-	$-	$63,592
Costs of mine operations	(31,548)	(7,012)	(130)	-	-	(38,690)
Income from mine operations	21,414	3,618	(130)	-	-	24,902

Operating expenses	40	(160)	(99)	(421)	(4,891)	(5,531)
Finance items, net	947	131	(7)	85	(356)	800
Income tax expenses	(4,218)	(453)	(109)	-	(1,307)	(6,087)
Net income (loss)	$18,183	$3,136	$(345)	$(336)	$(6,554)	$14,084

Attributable to:
Equity holders of the Company	14,180	3,105	(233)	(336)	(6,547)	10,169
Non-controlling interests	4,003	31	(112)	-	(7)	3,915
Net income (loss)	$18,183	$3,136	$(345)	$(336)	$(6,554)	$14,084

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for assets and liabilities is as follows:

June 30, 2023
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$92,470	$21,513	$1,090	$7,314	$92,117	$214,504
Plant and equipment	58,243	14,124	3,089	580	868	76,904
Mineral rights and properties	243,163	31,413	19,190	-	-	293,766
Investment in associates	-	-	-	-	51,225	51,225
Other investments	62	-	-	-	20,408	20,470
Reclamation deposits	3,402	3,184	-	-	8	6,594
Long-term prepaids and deposits	705	90	91	-	-	886
Investment properties	470	-	-	-	-	470
Deferred income tax assets	-	200	-	-	-	200
Total assets	$398,515	$70,524	$23,460	$7,894	$164,626	$665,019

Current liabilities	$36,181	$6,157	$387	$217	$2,031	$44,973
Long-term portion of lease obligation	-	-	$-	-	254	254
Deferred income tax liabilities	45,440	-	$977	-	-	46,417
Environmental rehabilitation	4,613	1,372	$913	-	-	6,898
Total liabilities	$86,234	$7,529	$2,277	$217	$2,285	$98,542

March 31, 2023
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$112,936	$20,605	$1,149	$7,608	$76,750	$219,048
Plant and equipment	59,854	15,289	3,314	644	958	80,059
Mineral rights and properties	251,150	32,070	20,206	-	-	303,426
Investment in associates	-	-	-	-	50,695	50,695
Other investments	65	-	-	-	15,475	15,540
Reclamation deposits	3,626	3,348	-	-	7	6,981
Long-term prepaids and deposits	686	89	96	-	-	871
Deferred income tax assets	-	179	-	-	-	179
Total assets	$428,317	$71,580	$24,765	$8,252	$143,885	$676,799

Current liabilities	$33,102	$5,509	$433	$226	$1,970	$41,240
Long-term portion of lease obligation	-	-	-	-	314	314
Deferred income tax liabilities	47,065	-	1,031	-	-	48,096
Environmental rehabilitation	4,883	1,477	958	-	-	7,318
Total liabilities	$85,050	$6,986	$2,422	$226	$2,284	$96,968

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Revenue by metal

Revenue generated for the three months ended June 30, 2023 and 2022 were all earned in China and were comprised of:

	Three months ended June 30, 2023
	Henan Luoning	Guangdong	Total
Silver (Ag)	$32,361	$2,791	$35,152
Gold (Au)	2,515	-	2,515
Lead (Pb)	12,646	1,949	14,595
Zinc (Zn)	1,791	3,868	5,659
Other	1,263	822	2,085
	$50,576	$9,430	$60,006

	Three months ended June 30, 2022
	Henan Luoning	Guangdong	Total
Silver (Ag)	32,326	$2,123	$34,449
Gold (Au)	1,753	-	1,753
Lead (Pb)	15,035	2,080	17,115
Zinc (Zn)	2,539	5,963	8,502
Other	1,309	464	1,773
	$52,962	$10,630	$63,592

(d)	Major customers

Revenue from major customers is summarized as follows:

	Three months ended June 30, 2023
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	11,586	1,644	13,230	22%
Customer B	12,361	330	12,691	21%
Customer C	9,909	1,172	11,081	18%
Customer D	10,251	-	10,251	17%
Customer E	4,465	1,496	5,961	10%
	48,572	4,642	53,214	88%

	Three months ended June 30, 2022
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	5,681	-	5,681	9%
Customer B	6,921	-	6,921	11%
Customer C	15,249	19	15,268	24%
Customer D	12,431	-	12,431	20%
Customer E	8,220	494	8,714	14%
	48,502	513	49,015	78%

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30,
	2023	2022
Government fees	$16	$11
Other taxes	641	773
	$657	$784

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30, 2023			Three months ended June 30, 2022
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$148	$277	$425	$149	$317	$466
Office and administrative expenses	541	708	1,249	355	619	974
Professional fees	175	103	278	308	122	430
Salaries and benefits	1,415	1,633	3,048	1,573	1,606	3,179
Share-based compensation	1,371	-	1,371	1,172	-	1,172
	$3,650	$2,721	$6,371	$3,557	$2,664	$6,221

6.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2023	2022
Interest income	$1,494	$1,322

	Three months ended June 30,
Finance costs	2023	2022
Interest on lease obligation	$7	$14
Impairment charges for expected credit loss against bond investments (Note 8)	–	445
Unwinding of discount of environmental rehabilitation provision (Note 15)	53	63
	$60	$522

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30,
Income tax expense	2023	2022
Current	$4,883	$3,989
Deferred	1,338	2,098
	$6,221	$6,087

8.	SHORT-TERM INVESTMENTS

As at June 30, 2023, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$2,769	5.50% - 13.00%	June 9, 2024 - January 16, 2025
Money market instruments	54,553
	$57,322

As at June 30, 2023, the carrying value and face value of the bond investments that were impaired was $2.3 million and $15.2 million, respectively.

As at March 31, 2023, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$3,802	5.50% - 13.00%	January 25, 2023 - January 16, 2025
Money market instruments	53,829
	$57,631

As at March 31, 2023, the carrying value and face value of the bond investments that were impaired was $2.3 million and $15.2 million, respectively.

9.	OTHER INVESTMENTS

	June 30, 2023	March 31, 2023
Equity investments designated as FVTOCI
Public companies	$823	$918
Private companies	62	65
	885	983
Equity investments designated as FVTPL
Public companies	16,354	11,396
Private companies	3,231	3,161
	19,585	14,557
Total	$20,470	$15,540

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
April 1, 2022	$17,768	$(24,336)	$3,703
Loss on equity investments designated as FVTOCI	(1,312)	(1,312)	–
Loss equity investments designated as FVTPL	(2,318)	-	(2,318)
Acquisition	3,702	-	-
Disposal	(1,035)	-	-
Impact of foreign currency translation	(1,265)	-	-
March 31, 2023	$15,540	$(25,648)	$1,385
Loss on equity investments designated as FVTOCI	(114)	(114)	–
Gain on equity investments designated as FVTPL	1,086	-	1,086
Acquisition	3,594	-	-
Disposal	(70)	-	-
Impact of foreign currency translation	434	-	-
June 30, 2023	$20,470	$(25,762)	$2,471

10.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the three months ended June 30, 2023, the Company acquired nil common shares of NUAG from the public market (three month ended June 30, 2022– 181,900) for a total cost of $nil (three months ended June 30, 2022 – $0.6 million).

As at June 30, 2023, the Company owned 44,351,616 common shares of NUAG (March 31, 2023 – 44,351,616), representing an ownership interest of 28.1% (March 31, 2023 – 28.2%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2022	44,042,216	$49,437	$140,275
Purchase from open market	309,400	874
Share of net loss		(2,411)
Share of other comprehensive loss		(894)
Foreign exchange impact		(3,753)
Balance, March 31, 2023	44,351,616	$43,253	$119,621
Share of net loss		(524)
Share of other comprehensive loss		71
Foreign exchange impact		952
Balance, June 30, 2023	44,351,616	$43,752	$96,140

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

On December 15, 2022, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

On May 14, 2021, the Company participated in a brokered private placement of TIN and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one TIN common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at June 30, 2023, the Company owned 19,514,285 common shares of TIN (March 31, 2023 – 19,514,285), representing an ownership interest of 29.3% (March 31, 2023 – 29.3%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The table below summarize the investment in TIN common shares and its market value as at the respective reporting dates. The market value deficiency is considered to be short term and is not identified as an impairment indicator.

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
Balance, April 1, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Dilution loss		(107)
Share of net loss		(490)
Share of other comprehensive income		8
Foreign exchange impact		(554)
Balance, March 31, 2023	19,514,285	$7,442	$6,777
Share of net loss		(116)
Share of other comprehensive income		(16)
Foreign exchange impact		163
Balance, June 30, 2023	19,514,285	$7,473	$4,864

11. INVESTMENT PROPERTIES

Investment properties consist of:

Cost	Total
Balance as at March 31, 2023	$-
Additions	270
Transfer from property, plant, and equipment	855
Impact of foreign currency translation	(36)
Ending balance as at June 30, 2023	$1,089

Accumulated depreciation and amortization
Balance as at March 31, 2023	$-
Depreciation and amortization	(8)
Transfer from property, plant, and equipment	(632)
Impact of foreign currency translation	21
Ending balance as at June 30, 2023	$(619)

Carrying amounts
Balance as at March 31, 2023	$-
Ending balance as at June 30, 2023	$470

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market price for the similar real estate properties in the near neighborhoods was approximately $2.7 million as at June 30,2023.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

During the three months ended June 30, 2023, the Company recorded rental income of $0.03 million, which was included in other income on the unaudited condensed consolidated interim statements of income.

12. PLANT AND EQUIPMENT

Plant and equipment consist of:

Cost	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Balance as at April 1, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551
Additions	499	1,169	3,097	879	9,925	15,569
Disposals	(985)	(511)	(1,085)	(494)	-	(3,075)
Reclassification of asset groups	4,400	33	655	-	(5,088)	-
Impact of foreign currency translation	(9,040)	(821)	(2,672)	(636)	(212)	(13,381)
Balance as at March 31, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	19	95	154	127	3,044	3,439
Disposals	(920)	(46)	(121)	(105)	-	(1,192)
Reclassification of asset groups	663	18	313	-	(994)	-
Impact of foreign currency translation	(5,796)	(506)	(1,847)	(425)	(450)	(9,024)
Ending balance as at June 30, 2023	$106,087	$10,440	$32,873	$7,659	$8,828	$165,887

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)
Disposals	733	500	767	407	-	2,407
Depreciation and amortization	(4,373)	(940)	(2,162)	(660)	-	(8,135)
Impact of foreign currency translation	4,443	530	1,847	436	-	7,256
Balance as at March 31, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$-	$(92,605)
Disposals	682	44	52	87	-	865
Depreciation and amortization	(1,101)	(224)	(567)	(162)	-	(2,054)
Impact of foreign currency translation	2,933	323	1,263	292	-	4,811
Ending balance as at June 30, 2023	$(54,267)	$(6,999)	$(22,465)	$(5,252)	$-	$(88,983)

Carrying amounts
Balance as at March 31, 2023	$55,340	$3,737	$11,161	$2,593	$7,228	$80,059
Ending balance as at June 30, 2023	$51,820	$3,441	$10,408	$2,407	$8,828	$76,904

Carrying amounts as at June 30, 2023	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$38,312	$2,312	$10,028	$1,168	$51,820
Office equipment	2,750	33	407	251	3,441
Machinery	6,964	89	3,299	56	10,408
Motor vehicles	1,935	17	326	129	2,407
Construction in progress	8,282	482	64	-	8,828
Total	$58,243	$2,933	$14,124	$1,604	$76,904

Carrying amounts as at March 31, 2023	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,155	$2,491	$10,403	$1,291	$55,340
Office equipment	2,991	37	440	269	3,737
Machinery	7,433	104	3,568	56	11,161
Motor vehicles	2,067	18	367	141	2,593
Construction in progress	6,208	509	511	-	7,228
Total	$59,854	$3,159	$15,289	$1,757	$80,059

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13. MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	RZY	Kuanping	La Yesca	Total
Balance as at April 1, 2022	$397,335	$65,092	$124,906	$-	$13,380	$19,335	$620,048
Capitalized expenditures	35,632	-	4,839	-	907	876	42,254
Environmental rehabilitation	(224)	(36)	12	-		-	(248)
Foreign currency translation impact	(30,731)	(1,192)	(9,639)	-	(1,034)	-	(42,596)
Balance as at March 31, 2023	$402,012	$63,864	$120,118	$-	$13,253	$20,211	$619,458
Capitalized expenditures	10,614	-	1,812	-	51	-	12,477
Foreign currency translation impact	(21,596)	(749)	(6,321)	-	(705)	-	(29,371)
Balance as at June 30, 2023	$391,030	$63,115	$115,609	$-	$12,599	$20,211	$602,564

Impairment and accumulated depletion
Balance as at April 1, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$-	$(293,600)
Impairment	-	-	-	-	-	(20,211)	(20,211)
Depletion	(18,689)	-	(2,398)	-	-	-	(21,087)
Foreign currency translation impact	11,091	610	7,165	-	-	-	18,866
Balance as at March 31, 2023	$(150,862)	$(56,911)	$(88,048)	$-	$-	$(20,211)	$(316,032)
Depletion	(5,149)	-	(745)	-	-	-	(5,894)
Foreign currency translation impact	8,143	388	4,597	-	-	-	13,128
Balance as at June 30, 2023	$(147,868)	$(56,523)	$(84,196)	$-	$-	$(20,211)	$(308,798)

Carrying amounts
Balance as at March 31, 2023	$251,150	$6,953	$32,070	$-	$13,253	$-	$303,426
Balance as at June 30, 2023	$243,162	$6,592	$31,413	$-	$12,599	$-	$293,766

14. LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2022	$182	$1,263
Interest accrual	4	43
Interest received or paid	(4)	(43)
Principal repayment	(172)	(597)
Foreign exchange impact	(10)	(83)
Balance, April 1, 2023	$-	$583
Interest accrual		7
Interest received or paid		(7)
Principal repayment		(64)
Foreign exchange impact		12
Balance, June 30, 2023	$-	$531
Less: current portion	-	$(277)
Non-current portion	$-	$254

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at June 30, 2023:

Lease Obligation
Within 1 year	$290
Between 2 to 5 years	266
Total undiscounted amount	556
Less future interest	(25)
Total discounted amount	$531
Less: current portion	(277)
Non-current portion	$254

The lease obligation were discounted using an estimated incremental borrowing rate of 5%.

15. ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2022	$8,739
Reclamation expenditures	(740)
Unwinding of discount of environmental rehabilitation	239
Revision of provision	(248)
Foreign exchange impact	(672)
Balance, March 31, 2023	$7,318
Reclamation expenditures	(85)
Unwinding of discount of environmental rehabilitation	53
Foreign exchange impact	(388)
Balance, June 30, 2023	$6,898

16. SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2023 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three months ended June 30, 2023, a total of $1.4 million (three months ended June 30, 2022 - $1.2 million) in share-based compensation expense was recognized and included in the corporate general and

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(c)	Stock options

The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD $
Balance, March 31, 2022	995,335	$7.28
Option granted	595,000	3.95
Options cancelled/forfeited	(158,667)	6.29
Balance, March 31, 2023	1,431,668	$6.01
Options cancelled/forfeited	(1,667)	9.45
Balance, June 30, 2023	1,430,001	6.00

The following table summarizes information about stock options outstanding as at June 30, 2023:

	Number of options	Weighted average remaining	Weighted average	Number of options	Weighted average
Exercise price in CAD $	outstanding at June 30, 2023	contractual life (Years)	exercise price in CAD $	exercisable at June 30, 2023	exercise price in CAD $
$3.93	478,000	3.82	$3.93	159,334	$3.93
$4.08	60,000	4.65	$4.08	-	$-
$5.46	493,668	1.91	$5.46	493,668	$5.46
$9.45	398,333	2.37	$9.45	334,165	$9.45
$3.93 to $9.45	1,430,001	2.79	$6.00	987,167	$6.56

The options were granted to directors, officers, and employees with a life of five years subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

Subsequent to June 30, 2023, a total of 8,333 options with exercise prices of CAD$9.45 were cancelled and/or forfeited.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $ CAD
Balance, March 31, 2022	1,636,165	$6.47
Granted	1,154,000	3.96
Forfeited	(159,792)	5.44
Distributed	(503,703)	6.04
Balance, March 31, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(21,084)	5.15
Distributed	(241,777)	5.53
Balance, June 30, 2023	2,919,809	$5.26

(e)	Cash dividends declared

During the three months ended June 30, 2023, dividends of $2.2 million (three months ended June 30, 2022 - $2.2 million) were declared and paid.

(f)	Normal course issuer bid

On August 25, 2021, the Company announced a normal course issuer bid (the “2021 NCIB”) which allowed the Company to repurchase and cancel up to 7,054,000 of its own common shares until August 26, 2022. On August 24, 2022, the Company announced a normal course issuer bid (the “2022 NCIB”, together with the 2021 NCIB, the “NCIB Programs”) which allows it to repurchase and cancel up to 7,079,407 of its own common shares until August 28, 2023. During the year ended March 31, 2023, the Company repurchased a total of 838,237 common shares at a cost of $2.1 million under the NICB Program.

During the three months ended June 30, 2023, the Company repurchased a total of nil (three months ended June 30, 2022 – 334,990) common shares at a cost of $nil (three months ended June 30, 2022 – $0.9 million), respectively, under the NCIB Programs.

Subsequent to June 30, 2023, the Company repurchased a total of 196,554 common shares at a cost of $0.6 million, under the NCIB Programs.

All shares bought were subsequently cancelled.

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2023	March 31, 2023
Change in fair value on equity investments designated as FVTOCI	$24,469	$24,355
Share of other comprehensive loss in associate	1,325	1,380
Currency translation adjustment	31,949	17,508
Balance, end of the period	$57,743	$43,243

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

18. NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718
Share of net income (loss)	11,584	(121)	(157)	78	(10,892)	492
Share of other comprehensive loss	(6,037)	(351)	(118)	(46)	-	(6,552)
Distributions	(9,934)	(946)	-	-	-	(10,880)
Balance, March 31, 2023	$85,282	$3,510	$2,640	$(149)	$(505)	$90,778
Share of net income (loss)	3,832	213	(63)	19	(5)	3,996
Share of other comprehensive loss	(3,695)	(141)	(106)	(34)	-	(3,976)
Distributions	(6,615)	(633)	-	-	-	(7,248)
Balance, June 30, 2023	$78,804	$2,949	$2,471	$(164)	$(510)	$83,550

As at June 30, 2023, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2023 – 22.5%, 20%, 30%, 1%, and 53.9%, respectively).

19. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the audited condensed consolidated interim financial statements are as follows:

	June 30, 2023	March 31, 2023
NUAG (a)	$45	$51
TIN (b)	19	37
	$64	$88

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2023, the Company recovered $0.3 million (three months ended June 30, 2022 - $0.2 million) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

(b)	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2023, the Company recovered $0.08 million (three months ended June 30, 2022 - $0.04 million), from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2023 and March 31, 2023 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$143,278	$-	$-	$143,278
Short-term investments - money market instruments	54,553	-	-	54,553
Investments in public companies	17,177	-	-	17,177
Investments in private companies	-	-	3,293	3,293

	Fair value as at March 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$145,692	$-	$-	$145,692
Short-term investments - money market instruments	53,829	-	-	53,829
Investments in public companies	12,314	-	-	12,314
Investments in private companies	-	-	3,226	3,226

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2023 and March 31, 2023, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months ended June 30, 2023 and 2022.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	June 30, 2023
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$38,836	$-	$38,836
Lease obligation	290	266	556
Deposits received	5,486	-	5,486
Total Contractual Obligation	$44,612	$266	$44,878

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”) and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at June 30, 2023 is summarized as follows:

	Cash and cash equivelents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets explosure	Effect of +/- 10% change in currency
US dollar	$86,605	$2,769	$2,583	$(74)	$91,883	$9,188
Australian dollar	247	-	8,816	-	9,063	906
	$86,852	$2,769	$11,399	$(74)	$100,946	$10,094

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at June 30, 2023, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on June 30, 2023 (at March 31, 2022 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $1.6 million and $0.1 million, respectively.

21.	SUPPLEMENTARY CASH FLOW INFORMATION

The following tables summarize adjustments for changes in working capital items and significant non-cash items:

	Three Months Ended June 30,
Changes in non-cash operating working capital:	2023	2022
Trade and other receivables	$112	$202
Inventories	1,020	(12)
Prepaids and deposits	(776)	(897)
Accounts payable and accrued liabilities	2,921	11,231
Deposits received	1,663	(1,569)
Due from a related party	26	(18)
	$4,966	$8,937

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following tables summarize other adjustments for non-cash items related to capital expenditures and acquisition transactions:

	Three Months Ended June 30,
Non-cash capital transactions:	2023	2022
Environmental rehablitation expenditure paid from reclamation deposit	$6	$24
Additions of plant and equipment included in accounts payable and accrued liabilities	225	528
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$592	$(2,972)

Cash and cash equivalents consist of:

	June 30, 2023	March 31, 2023
Cash on hand and at bank	$54,158	$50,871
Bank term deposits and short-term money market investments	89,120	94,821
Total cash and cash equivalents	$143,278	$145,692

22. SUBSEQUENT EVENT

On August 6, 2023, the Company and OreCorp Limited(ASX: ORR) (“OreCorp”) announce the signing of a binding scheme implementation deed (the “Agreement”) whereby Silvercorp will acquire all fully-paid ordinary shares of OreCorp not held by Silvercorp or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the “Scheme”), subject to the satisfaction of various conditions.

Under the terms of the Agreement, Silvercorp or a wholly owned subsidiary will, subject to the satisfaction of various conditions, acquire the OreCorp Shares by means of a court-sanctioned scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth), whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, A$0.15 in cash and 0.0967 of a Silvercorp common share valued at A$0.45 for a total implied consideration of A$0.60 per OreCorp Share.1

The implied consideration of A$0.60 per OreCorp share represents a 41.7% premium to the 20-day VWAP of OreCorp’s shares on the ASX for the period ending August 4, 2023 and values OreCorp at approximately A$242 million on a fully-diluted-in-the-money basis. Existing OreCorp shareholders will own 17.8% of Silvercorp’s common shares outstanding on a fully-diluted in-the-money basis following implementation of the Scheme.

Concurrent with entering into the Agreement, Silvercorp and OreCorp have also entered into a placement agreement, whereby 70,411,334 new fully-paid ordinary shares of OreCorp will be issued to Silvercorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately A$28 million (the “Placement”). The Placement will occur in two tranches, with the first tranche (for aggregate proceeds of A$18 million) to complete on the third business day after execution of the Agreement and the second tranche (for aggregate proceeds of approximately A$10 million) to complete 10 business days thereafter. Upon completion of the

1 Based on the 20-day volume weighted average price of Silvercorp’s common shares on the NYSE American for the period ended August 3, 2023, converted to Australian dollars using a U.S. dollar to Australian dollar foreign exchange rate of 1.526.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2023 and for the three months ended June 30, 2023 and 2022

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Placement, Silvercorp will hold approximately 15% of the total outstanding ordinary shares of OreCorp. Proceeds from the Placement will be used to immediately commence resettlement activities as contemplated in the Relocation Action Plan, facilitating the prompt development of the Nyanzaga Gold Project, located in the Mwanza region, Tanzania. OreCorp holds an 84% interest in the Nyanzaga Gold Project, in partnership with the Government of Tanzania.

The OreCorp Board has unanimously approved the transaction and recommends that all OreCorp shareholders vote in favour of the Scheme at the meeting of the shareholders of OreCorp (the “Scheme Meeting”), in the absence of a Superior Proposal and subject to the independent expert to be appointed by OreCorp (the “Independent Expert”) concluding (and continuing to conclude) that the Scheme is in the best interests of OreCorp shareholders. Subject to those same qualifications, each director of OreCorp intends to vote, or cause to be voted, all OreCorp Shares held or controlled by them (representing 4.6% of OreCorp’s issued shares as at the date of this announcement) in favour of the Scheme at the Scheme Meeting.

The Scheme is subject to customary closing conditions for a transaction of this nature, including:

●	OreCorp shareholders approving the Scheme at the Scheme Meeting;
●	Approval of the Federal Court of Australia;
●	Completion of the Placement;
●	The Independent Expert issuing an Independent Expert’s Report which concludes (and continues to conclude) that the Scheme is in the best interests of OreCorp shareholders;

●	Tanzanian Fair Competition Commission and any other applicable approvals;
●	Foreign Investment Review Board approval in Australia, if required;
●	OreCorp performance rights and OreCorp options being dealt with such that none will remain in existence on completion of the Scheme;
●	No material adverse change and no prescribed occurrence in relation to either Silvercorp or OreCorp;
●	Approval for quotation on TSX and NYSE of the Silvercorp common shares to be issued to OreCorp shareholders as the scrip component of the consideration; and
●	Other customary conditions.

Under the Agreement, Silvercorp has agreed to use reasonable endeavours to apply for admission of Silvercorp to the official list of Australian Securities Exchange (the “ASX”). If ASX has provided Silvercorp with conditional approval for admission to the official list of ASX by the business day before the date of the second court hearing, OreCorp shareholders (other than ineligible shareholders) may elect to receive the scrip component of the consideration in the form of CHESS Depositary Interests (which may be traded on ASX) instead of in the form of Silvercorp common shares. If conditional approval is not provided by ASX by the business day before the date of the second court hearing, all OreCorp shareholders (other than ineligible shareholders) would receive the scrip component of the consideration in the form of Silvercorp shares, tradable on the TSX and NYSE.

The Agreement also contains customary deal protection mechanisms, including no talk and no due diligence provisions, (subject to a fiduciary out exception) and no shop, as well as notification and matching rights for Silvercorp in the event of a competing proposal. The transaction may incur a capital gains tax payable under Tanzanian legislation. A break fee of approximately A$2.8 million shall be payable by OreCorp to Silvercorp if the Agreement is terminated as a result of certain specified circumstances.